Tenet Announces Private Placement of up to CAD$7M Non-Secured Convertible Debenture Financing Ahead of Pending Prospectus Offering

Toronto, Ontario--(Newsfile Corp. - December 23, 2022) - Tenet Fintech Group Inc. (CSE: PKK) (OTC

Pink: PKKFF) ("Tenet" or the "Company"), an innovative AI service provider and operator of the Business Hub™, today announced that it has sold 308 units for gross proceeds of CAD$3,080,000 in the first round of a private placement financing where the Company may sell up to 700 units for gross proceeds of CAD$7,000,000 (the "Financing").

Each unit sold (a "Unit") is comprised of CAD$10,000, face value, of non-secured convertible debentures (the "Debentures") and 10,000 warrants (the "Warrants") to purchase common shares of the Company ("Common Shares") at a price of CAD$2.00 per share any time prior to the expiry date of the Warrants subject to certain terms and conditions. The Debentures will mature twenty-four (24) months from the date of their issuance (the "Maturity Date"), and the Warrants will expire twenty-four (24) months from the date of their issuance (the "Expiry Date"). The Debentures will bear interest at a rate of 10% per annum, payable in cash. Interest shall be paid by Tenet monthly, starting on the last day of the first month following the date of issuance of the Debentures.

From the date of issue until the Expiry Date, unless automatically converted, investors may elect to convert, in whole or in part, the face value of the Debentures into Common Shares of the Company at the price of CAD$1.00 per Common Share. At any time prior to the Expiry Date, if the Common Shares trade at a price of CAD$1.50 or more for three (3) consecutive trading days, the then remaining face value of the Debentures will be automatically converted into Common Shares at the price of CAD$1.00 per Common Share.

Certain qualified individuals and registered investment dealers ("Finders") may assist the Company with respect to the Financing and may receive from the Company, subject to compliance with securities laws, a cash Finder's fee equal to 7% of the gross proceeds of the Financing that they help place, and a warrant Finder's fee equal to a number of warrants representing 7% of the gross proceeds of the Financing that they help place (the "Finder Warrant(s)"). Each Finder Warrant will entitle the holder to purchase one Common Share for a period of twenty-four (24) months following the date of its issuance, at an exercise price of CAD$2.00.

The Debentures, Common Shares, Warrants and Finder Warrants issued in connection with the Financing are subject to a hold period of four months and one day from the closing date of the Financing. Tenet will use the proceeds of the Financing for working capital related to its Canadian operations and may close additional rounds of the Financing for gross proceed of up to the maximum amount of CAD$7,000,000 of the Financing until the Company has satisfied any remaining conditions and has obtained a receipt from the Ontario Securities Commission (OSC), for a final prospectus to proceed with its pending public offering financing of up to CAD$30,000,000.

About Tenet Fintech Group Inc.:

Tenet Fintech Group Inc. is the parent company of a group of innovative financial technology (Fintech) and artificial intelligence (AI) companies. All references to Tenet in this news release, unless explicitly specified, includes Tenet and all its subsidiaries. Tenet's subsidiaries provide various analytics and AI-based services to businesses and financial institutions through the Business Hub™, a global ecosystem where analytics and AI are used to create opportunities and facilitate B2B transactions among its members. Please visit our website at: http://www.tenetfintech.com

For more information, please contact:

Tenet Fintech Group Inc.

Branka Petrovic, Investor Relations & Communications
437-778-7238

bpetrovic@tenetfintech.com

CHF Capital Markets

Cathy Hume, CEO

416-868-1079 ext.: 251
cathy@chfir.com

MZ Group - MZ North America

Mark Schwalenberg, CFA
312-261-6430
mark.schwalenberg@mzgroup.us

Follow Tenet Fintech Group Inc. on social media:

Twitter: @Tenet_Fintech

Facebook: @Tenet

LinkedIn: Tenet

YouTube: Tenet Fintech

Forward-Looking Statements / Information:

This news release may include certain forward-looking information, including statements relating to business and operating strategies, plans, and prospects for revenue growth and listing plans, using words including "anticipate", "believe", "could", "expect", "intend", "may", "plan", "potential", "project", "seek", "should", "will", "would" and similar expressions, which are intended to identify a number of these forward-looking statements. Forward-looking information reflects current views with respect to current events and is not a guarantee of future performance and is subject to risks, uncertainties, and assumptions. The Company undertakes no obligation to publicly update or review any forward-looking information contained in this news release, except as may be required by applicable laws, rules, and regulations. Readers are urged to consider these factors carefully in evaluating any forward-looking information.

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